UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

CONNECTED TRANSACTIONS
SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

The Board wishes to announce that the Group and APT Telecom, a non-wholly owned subsidiary of the Company, had entered into various transactions in their ordinary course of business with the SingTel Group during the Relevant Period. As SingaSat, a member of the SingTel Group, has become a substantial shareholder of APT Telecom following the establishment of APT Telecom, certain transactions conducted between the Group and the SingTel Group, or between APT Telecom and the SingTel Group, during the Relevant Period constituted connected transactions of the Company and were subject to the disclosure requirements relating to connected transactions under the Listing Rules.

All of these transactions have been disclosed in the annual reports of the Company as related party transactions. However, due to the inadvertent oversight of the Company, such connected transactions have not been disclosed in accordance with Rule 14.25(1) of the Listing Rules at the time when the relevant documentation of the transactions was concluded.

The Company has admitted its breaches of the Listing Rules and the Stock Exchange has stated that it reserves the right to take appropriate actions against the Company and the Directors for such breaches of the Listing Rules.

An application has been made to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules in respect of the on-going connected transactions of the Company.

BACKGROUND

The Board wishes to announce that the Group and APT Telecom, a non-wholly owned subsidiary of the Company, had entered into various transactions in their ordinary course of business with the SingTel Group during the Relevant Period. As SingaSat, a member of the SingTel Group, has become a substantial shareholder of APT Telecom following the establishment of APT Telecom, certain transactions conducted between the Group and the SingTel Group, as well as those conducted between APT Telecom and the SingTel Group, during the Relevant Period constituted connected transactions of the Company and were subject to the disclosure requirements relating to connected transactions under the Listing Rules. All of these transactions have been disclosed in the annual reports of the Company as related party transactions. However, due to the oversight of the Company, such connected transactions have not been disclosed in accordance with Rule 14.25(1) of the Listing Rules at the time when the relevant documentation of the transactions was concluded.

The purpose of this announcement is to give information regarding the nature and details of all such connected transactions.

CONNECTED TRANSACTIONS BETWEEN THE GROUP AND THE SINGTEL GROUP

During the Relevant Period, the Group has entered into various connected transactions with the SingTel Group which are summarised as below.

I.	Leasing of transponders

In addition to the major and connected transactions entered into between the Group and the SingTel Group in the announcement by the Company dated 14 April 2003, during the Relevant Period, the Group has also entered into various transactions with the SingTel Group in respect of the leasing of the Group’s transponders. The terms of these business transactions have been negotiated between the Group and the SingTel Group at an arm’s length basis and on normal commercial terms. During the Relevant Period, the aggregate amount received by the Group from the SingTel Group pursuant to these transactions was approximately HK$6,431,424, HK$19,500,001 and HK$18,593,784 respectively for each of the three years ended 31 December 2002, representing approximately 0.3%, 0.8% and 0.8% of the Group’s net tangible assets as at 31 December 2000, 2001 and 2002, respectively. Based on the business contracts on hand, the Directors estimate that the aggregate amount for the leasing of transponders to the SingTel Group for the year ending 31 December 2003 will not be less than HK$12,745,204, but not more than the higher of HK$10,000,000 or 3% of the net tangible asset value of the Group as at 31 December 2002.

II.	Secondment of executive from the SingTel Group

With effect from 17 March 2001, the Group has agreed with SingTel in respect of a secondment of an executive from SingTel for the provision of management service to the Group for an annual fee of HK$2,280,000, payable by installments on a quarterly basis. Accordingly, the total amount of fee paid by the Group to SingTel during the Relevant Period was nil, HK$1,801,935 and HK$2,280,000 respectively for each of the three years ended 31 December 2002. Based on the existing secondment arrangement between the Group and SingTel, the Directors estimate that the total amount of fees to be paid by the Group to SingTel will be HK$2,280,000 for the year ending 31 December 2003. The Directors at present expect that the secondment arrangement will continue as appropriate and necessary.

CONNECTED TRANSACTIONS BETWEEN APT TELECOM AND THE SINGTEL GROUP

During the Relevant Period, APT Telecom has entered into various connected transactions with the SingTel Group which are summarised as below.

I.	Provision of telecommunication services

During the Relevant Period, APT Telecom entered into various transactions with the SingTel Group pursuant to which APT Telecom would provide telecommunication services to the SingTel Group in return for service income. Such telecommunication services mainly include data processing and transmission services, wholesale voice services, data centre services and leasing of transponder bandwidth of satellite.

During the Relevant Period, APT Telecom has also entered into various transactions with the SingTel Group for the purchase of telecommunication services from the SingTel Group. Such telecommunication services mainly include data signal transmission services, wholesale voice services, leasing of cable circuits and leasing of transponder bandwidth of satellite.

The aggregate amount for the provision and purchase of telecommunication services by APT Telecom to and from the SingTel Group was approximately HK$1,808,333, HK$19,702,791 and HK$56,524,169, respectively, for each of the three years ended 31 December 2002. These amounts represented approximately 0.1%, 0.8% and 2.3% of the Group’s audited net tangible assets as at 31 December 2000, 2001 and 2002, respectively.

Based on the business contracts on hand, the Directors estimate that the aggregate amount to be received and paid by APT Telecom from and to the SingTel Group for the provision of telecommunication services will not be less than HK$9,098,307, but not more than 3% of the audited net tangible assets of the Group as at 31 December 2002.

II.	Secondment of executive from the SingTel Group

On 30 November 2000, APT Telecom entered into a secondment agreement with SingTel in respect of the secondment of an employee from SingTel to APT Telecom to hold the post of chief executive officer of APT Telecom for a term of one year commenced from 1 September 2000 for a fee of S$375,000 (approximately HK$1,687,500) per annum. Upon its expiration, APT Telecom and SingTel agreed that such secondment arrangement would continue with a revised fee of S$510,000 (approximately HK$2,295,000) per annum. Upon the secondee’s resignation, such secondment arrangement between APT Telecom and SingTel was terminated on 15 March 2003. Accordingly, the aggregate amount paid by APT Telecom under such secondment arrangement with SingTel for each of the three years ended 31 December 2002 and the year ending 31 December 2003 was approximately HK$374,917, HK$2,062,500, HK$2,310,000 and HK$478,125, respectively.

REASONS FOR THE CONNECTED TRANSACTIONS

Business in relation to leasing of transponders and telecommunication services

APT Telecom is principally engaged in the business of external facility-based fixed telecommunications network services including very small aperture terminal (i.e. VSAT), Internet point of presence gateway and wholesale telecommunications services under the fixed carrier licence, and facility management. Therefore, its operations frequently require the utilization of satellite transponder services and cable network services. Given the fact that the Group is principally engaged in the provision of satellite transponder services whereas the SingTel Group is also engaged in the provision of satellite transponder services as well as having an extensive cable network, it would be logical and reasonable for APT Telecom, as a jointly controlled entity between the Group and the SingTel Group, to purchase satellite transponder services and cable network services from the SingTel Group, respectively. On the other hand, APT Telecom holds a fixed carrier licence granted by the Office of the Telecommunications Authority in Hong Kong. Therefore, the SingTel Group may from time to time purchase such related services, such as wholesale voice services, from APT Telecom.

As regards the leasing of transponders to the SingTel Group, although the SingTel Group possesses its own satellite transponder capacity, the footprint and capacities as well as other specifications of the SingTel Group’s satellite transponders may be different from those of the Group. Therefore, the SingTel Group may from time to time be required to lease satellite transponders from the Group for their telecommunication and transponder services.

Accordingly, the Directors (including the non-executive Directors) are of the view that it is logical and reasonable for the Group or APT Telecom to enter into business transactions with the SingTel Group in relation to the leasing of transponders and the provision/purchase of telecommunication services, respectively, on a regular basis. The business transactions between the Group and the SingTel Group, as well as those between APT Telecom and the SingTel Group, have been and are expected to continue to be conducted in the ordinary and usual course of business of the relevant parties and on normal commercial terms. In fact, the reason for forming APT Telecom as a jointly controlled entity, as stated in the Company’s announcement dated 21 June 2000, is to expand through APT Telecom the Group’s transponder leasing business to the telecommunication sector and to enjoy the synergetic effect arising from the joint effort pooling from the Group and the SingTel Group. The Directors, including the independent non-executive Directors, are of the view that the above connected transactions between the Group and the SingTel Group, and between APT Telecom and the SingTel Group, are in the interests of the Company and its shareholders as a whole and have been entered into in the ordinary and usual course of business and on normal commercial terms and that the terms of each of these connected transactions are fair and reasonable so far as the Company and its shareholders are concerned.

Secondment arrangements between the Group and the SingTel Group and between APT Telecom and the SingTel Group

Given the few number of the satellite telecommunication service providers in the Asia-Pacific region and the strategic partnership relationship between the Group and the SingTel Group, the Directors are of the view that such secondment arrangement of executive with relevant experience in the telecommunication sector would benefit the Group. As regards the secondment arrangement between APT Telecom and the SingTel Group, given the fact that APT Telecom is a jointly controlled entity between the Group and the SingTel Group, the Directors consider that, for the effective management of this jointly controlled entity, it is reasonable to have the post of chief executive officer of APT Telecom to be held by an executive seconded from its own shareholders. To the best of the Directors’ knowledge and belief, the fees payable under all these secondment arrangements have been determined at cost to be incurred by SingTel for its recruitment of the executives concerned. Accordingly, the Directors (including the non-executive Directors) consider that the aforesaid secondment arrangements have been entered into on normal commercial terms and are fair and reasonable.

LISTING RULES REQUIREMENTS

Under the Group’s accounting policies in accordance with the Statements of Standard Accounting Practice issued by The Hong Kong Society of Accountants, APT Telecom is not regarded as a subsidiary of the Company as the Company has only two board representatives out of a total of four members on the board of directors of APT Telecom and, accordingly, it does not have the unilateral control or power to govern the financial and operating policies of APT Telecom so as to obtain benefits from its activities. APT Telecom is therefore considered as a jointly controlled entity of the Company and the Group will share of its net assets and results in the consolidated financial statements of the Group. However, since APT Telecom is beneficially owned as to 55% by the Company and as to 45% by SingaSat, APT Telecom is considered a subsidiary of the Company under the Listing Rules. In addition, SingaSat, as a substantial shareholder of APT Telecom (which is considered a subsidiary of the Company under the Listing Rules), is considered a connected person of the Company under the Listing Rules. Therefore, the transactions conducted between the Group and the SingTel Group, as well as those between APT Telecom and the SingTel Group, during the Relevant Period constituted connected transactions of the Company pursuant to the Listing Rules and were subject to the disclosure requirements relating to connected transactions under the Listing Rules.

The following table summarises by category the aggregate amount of the connected transactions between the Group and the SingTel Group, and between APT Telecom and the SingTel Group, as described in the relevant sections above in terms of their nature for each of the financial years during the Relevant Period:

			Secondment Arrangements
		Provision or
		purchase of	between the	between APT
	Leasing of	telecommunication	Group and the	Telecom and the	Agrregate
Financial year	transponders (the	services (the “APT	SingTel Group	SingTel Group	amount of the
during the Relevant	“Group/SingTel	Telecom’s	(the “Secondment	(terminated on	Secondment
Period	Transactions”)	Transactions”)	Arrangements”)	15 March 2003)	Arrangements

	HK$	HK$	HK$	HK$	HK$
2000	6,431,424	1,808,333	—	374,917	374,917
2001	19,500,001	19,702,791	1,801,935	2,062,500	3,864,435
2002	18,593,784	56,524,169	2,280,000	2,310,000	4,590,000
2003 (estimates)	12,745,204	9,098,307	2,280,000	478,125	2,758,125

Based on the Group’s net tangible asset value as per its published annual reports for each of the three years ended 31 December 2002 in the amount of approximately HK$2,449 million, HK$2,465 million and HK$2,468 million respectively, the 3% threshold pursuant to Rule 14.25(1) of the Listing Rules based on the Group’s net tangible asset value would represent approximately HK$73 million that could be applicable for reference throughout the Relevant Period. As indicated from the above table, since the aggregate amount of the connected transactions with respect to each category for each of the financial years during the Relevant Period is less than the 3% threshold of approximately HK$73 million but is, in most cases, more than the higher of HK$1,000,000 or 0.03% of the book value of the net tangible assets of the

Group, such connected transactions should have been disclosed by way of press announcement pursuant to Rule 14.25(1) of the Listing Rules when the relevant transaction was concluded and in the Company’s annual report for the relevant year.

Due to the Group’s accounting policies regarding APT Telecom as described above, the Directors have inadvertently overlooked the fact that members of the SingTel Group are considered connected persons under the Listing Rules and, therefore, the Company has failed to comply with the relevant requirements in relation to connected transactions under the Listing Rules. The Company has admitted its breaches of the Listing Rules and the Stock Exchange has stated that it reserves the right to take appropriate actions against the Company and the Directors for such breaches of the Listing Rules.

WAIVER APPLICATION ON ON-GOING CONNECTED TRANSACTIONS

The Directors are of the view that the Group/SingTel Transactions, the Secondment Arrangements and the APT Telecom’s Transactions (collectively, the “Transactions”) are and will continue to be conducted on a regular basis. Based on the total value of each category of the Transactions for each of the three financial years ended 31 December 2002, the Directors expect that the annual total amount of each category of the Transactions for the year ending 31 December 2003 and the coming years will be more than the higher of HK$1,000,000 or 0.03% of the book value of the net tangible assets of the Group but less than the higher of HK$10,000,000 or 3% of the latest published consolidated net tangible assets of the Group. Given the on-going nature of these Transactions and that each of these Transactions are entered into in the normal and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms which are fair and reasonable, the Directors consider that it would be impracticable and unduly burdensome for the Company to make disclosure by way of press announcement on each and every occasion that such requirement under Rule 14.25(1) of the Listing Rules arises. An application has been made to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules in respect of the Transactions subject to the following conditions:

(i)	the Transactions are and will continue to be:

(a)	entered into in the ordinary and usual course of business of the Group;

(b)	conducted either on normal commercial terms or, where there are not sufficient comparable transactions, on terms no less favourable than those available to or from (as appropriate) independent third parties;

(c)	conducted on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(d)	carried out in accordance with the terms of the agreements governing the Transactions;

(ii)	the aggregate value of each type of the Transactions to be entered into in each financial year of the Company shall not exceed the higher of HK$10 million or 3% of the net tangible asset value of the Group as disclosed in its latest published financial statements;

(iii)	the independent non-executive directors of the Company shall review annually the Transactions and confirm in the Company’s next and each successive annual reports and accounts that the Transactions have been conducted in the manner as stated in paragraphs (i) and (ii) above;

(iv)	details of the Transactions shall be disclosed pursuant to Rule 14.25(1)(A) to (D) of the Listing Rules in the published annual report and accounts of the Company for that financial year with a statement of opinion of the independent non-executive directors of the Company as referred to in paragraph (iii) above; and

(v)	the auditors of the Company shall review annually the Transactions and confirm in writing (the “Auditors’ Letter”) to the Board (a copy of which shall be provided to the Stock Exchange) in respect of the Transactions during each financial year stating whether:

(a)	the Transactions have received the approval of the Board;

(b)	the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions or, if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and

(c)	the aggregate value of each type of the Transactions has not exceeded the higher of HK$10 million or 3% of the net tangible asset value of the Group as disclosed in its latest published financial statements.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Auditors’ Letter, the Directors must contact the Stock Exchange immediately.

Details of the Transactions will be disclosed in the Company’s next annual report and accounts during the continuance of the Transactions.

GENERAL

The Group is principally engaged in the provision of satellite transponder services for the broadcasting and telecommunications sectors in the Asia Pacific Region.

DEFINITIONS

“APT Co”	APT Satellite Company Limited, a company incorporated in Hong Kong with limited liability and is a wholly owned subsidiary of the Company

“APT Telecom”	APT Satellite Telecommunications Limited, an indirect 55% owned subsidiary of the Company incorporated on 9 February 2000 in Hong Kong with limited liability. It is a jointly controlled entity formed in June 2000 under 55:45 equity ratio between the Group and SingaSat respectively

“Board”	the board of Directors

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability and its shares are listed on the main board of the Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries excluding, for the purpose of this announcement, APT Telecom

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Relevant Period”	the period from 21 June 2000, being the date of APT Telecom becoming a jointly controlled entity between the Group and SingaSat, to the date of this announcement

“SingaSat”	SingaSat Private Limited, a company incorporated in Singapore with limited liability on 7 July 1994. It currently holds 5.52% of the Company’s issued share capital and 2/7 of the issued share capital of APT Satellite International Company Limited (which in turn is holding 51.84% of the issued share capital of the Company)

“SingTel”	Singapore Telecommunications Limited, a company incorporated in Singapore with limited liability, which is the holding company of SingaSat

“SingTel Group”	SingTel and its subsidiaries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars

“S$”	Singapore dollars

“US$”	United States dollars

By Order of the Board APT Satellite Holdings Limited Lo Kin Hang, Brian Company Secretary

Hong Kong, 28 August 2003

For the purpose of this announcement, translations of US$ into HK$ or vice versa have been calculated by using an exchange rate of US$1.00 = HK$7.80, whereas translations of S$ into HK$ or vice versa have been calculated by using an exchange rate of S$1.00 = HK$4.5.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date:  September 2, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin Chen Zhaobin Executive Director and President